MILLAR WESTERN FOREST PRODUCTS LTD.
                          INTERIM FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2006
                                   (unaudited)


--------------------------------------------------------------------------------

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                                 BALANCE SHEETS





                                                                               June 30,        December 31,

                                                                                   2006             2005

                                                                              (unaudited)       (audited)
                                                                             --------------------------------
                                                                            (in thousands of Canadian dollars)
                                     ASSETS
Current assets
    Cash and cash equivalents..............................................  $      16,293    $      43,659
    Accounts receivable (note 5)...........................................         35,531           36,459
    Inventories (note 2)...................................................         68,453           55,264
    Prepaid expenses.......................................................          9,633           11,031
    Future income taxes....................................................            994              933
                                                                           ----------------------------------
                                                                                   130,904          147,346
Property, plant and equipment..............................................        149,017          150,420
Other assets...............................................................         77,937           29,939
                                                                           ----------------------------------
                                                                             $     357,858    $     327,705
                                                                           ==================================


                      LIABILITIES AND SHAREHOLDER'S EQUITY


Current liabilities
    Accounts payable and accrued liabilities...............................  $      29,994    $      46,233
     Current portion of long-term debt.....................................            448                -
                                                                           ----------------------------------
                                                                                    30,442
Long-term debt (note 4)....................................................        226,298          221,312
Other obligations..........................................................          6,626            3,960
Future income taxes........................................................         17,546           11,794
                                                                           ----------------------------------
                                                                                   280,912          283,299
Shareholder's equity
    Share capital..........................................................              -                -
    Retained earnings......................................................         76,946           44,406
                                                                           ----------------------------------
                                                                             $     357,858    $     327,705
                                                                           ==================================


                       MILLAR WESTERN FOREST PRODUCTS LTD.

                          STATEMENTS OF EARNINGS (LOSS)

                                   (unaudited)

                                                        Three Months Ended                 Six Months Ended
                                                              June 30                          June 30
                                                        2006             2005            2006            2005
                                                   --------------- --------------- ---------------- ---------------
                                                                   (in thousands of Canadian dollars)

Revenue............................................ $      85,705   $      78,791   $      164,044   $     156,122

Cost of products sold..............................        56,255          50,784          109,589         101,147
Freight and other distribution costs...............        14,992          12,680           28,783          25,552
Depreciation and amortization......................         4,504           3,794            8,891           7,891
General and administration.........................         2,926           3,300            6,272           6,809
Countervailing and anti-dumping duties (note 6)....         1,361           2,627            2,906           5,095
                                                    -------------- --------------- ---------------- ---------------
Operating earnings.................................         5,667           5,606            7,603           9,628
Financing expenses (note 3)........................        (5,906)         (4,621)         (10,429)         (9,002)
Unrealized exchange gain (loss) on long-term debt..         9,329          (2,945)          10,127          (4,617)
Other income (expense) (note 5)....................        30,920               -           30,930          (2,100)
                                                    -------------- --------------- ---------------- ---------------
Earnings (loss) before income taxes................        40,010          (1,960)          38,231          (6,091)
Income tax (recovery) expense......................         6,283             (43)           5,689            (688)
                                                    -------------- --------------- ---------------- ---------------
Net earnings (loss)................................ $      33,727   $      (1,917)   $      32,540   $      (5,403)
                                                    ============== =============== ================ ===============




               STATEMENTS OF RETAINED EARNINGS FOR THE SIX MONTHS
                                   ENDED JUNE 30

                                   (unaudited)

                                                                                         2006            2005
                                                                                   -------------------------------
                                                                                  (in thousands of Canadian dollars)

Retained earnings - beginning of period..........................................   $      44,406    $      66,359
Net earnings (loss)..............................................................          32,540           (5,403)
Dividend.........................................................................               -          (15,000)
                                                                                   --------------------------------
Retained earnings - end of period................................................   $      76,946    $      45,956
                                                                                   ================================

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                            STATEMENTS OF CASH FLOWS

                                   (unaudited)


                                                               Three Months Ended              Six Months Ended
                                                                    June 30                        June 30
                                                             2006            2005            2006            2005
                                                       -------------- ---------------- ----------------- --------------
                                                                        (in thousands of Canadian dollars)
Cash provided from (used in)
Operating activities
 Net earnings (loss)................................... $     33,727   $      (1,917)    $    32,540    $     (5,403)
 Items not affecting cash:
    Future income tax (recovery) expense...............        6,388            (163)          5,689            (928)
    Reforestation expense..............................        1,477           1,612           2,960           3,203
    Depreciation and amortization......................        4,504           3,794           8,891           7,891
    Amortization of deferred financing charges.........          169             170             339             340
    Unrealized foreign exchange (gain) loss on
      long-term debt...................................       (9,329)          2,945         (10,127)          4,617
    Gain on sale of power purchase rights..............      (32,666)              -         (32,666)              -
    Write-down of note receivable......................            -               -               -           2,100
    Other..............................................           15             103             112             206
                                                       -------------- ---------------- ----------------- --------------
                                                               4,285           6,544           7,738          12,026
 Reforestation expenditures............................       (1,816)         (1,739)         (2,124)         (2,461)
                                                       -------------- ---------------- ----------------- --------------
                                                               2,469           4,805           5,614           9,565
                                                       -------------- ---------------- ----------------- --------------

 Changes in non-cash components of working capital
    Accounts receivable................................       10,228            3,945            929          (9,850)
    Inventories........................................       22,093            8,464        (10,904)        (18,418)
    Prepaid expenses...................................       (2,179)          (3,736)           834          (1,061)
    Accounts payable and accrued liabilities...........      (21,524)          (7,283)       (16,240)         (5,856)
                                                       -------------- ---------------- ----------------- --------------
                                                               8,618            1,390        (25,381)        (35,185)
                                                       -------------- ---------------- ----------------- --------------
                                                              11,087            6,195        (19,767)        (25,620)
                                                       -------------- ---------------- ----------------- --------------
Investing activities
 Additions to property, plant and equipment............       (3,866)          (5,707)        (7,564)         (7,945)
 Proceeds on disposal of property, plant and
    equipment..........................................            8               93             10             108
 Decrease in other assets..............................           25                2             25               2
                                                       -------------- ---------------- ----------------- --------------
                                                              (3,833)          (5,612)        (7,529)         (7,835)
                                                       -------------- ---------------- ----------------- --------------


Financing activity
 Long-term debt repayments.............................          (70)               -            (70)              -
 Dividend..............................................            -          (15,000)             -         (15,000)
                                                       -------------- ---------------- ----------------- --------------

Increase (decrease) in cash............................        7,184          (14,417)       (27,366)        (48,455)
Cash and cash equivalents - beginning of period........        9,109           61,921         43,659          95,959
                                                       -------------- ---------------- ----------------- --------------

Cash and cash equivalents - end of period.............. $     16,293   $       47,504   $     16,293   $      47,504
                                                       ============== ================ ================= ==============

Supplemental cash flow information
 Interest paid......................................... $      8,605   $        9,400   $      8,717           9,612
                                                       ============== ================ ================= ==============
 Income taxes paid..................................... $          -    $         150   $          -             312
                                                       ============== ================ ================= ==============

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                              SEGMENTED INFORMATION

                                   (unaudited)

                                                               Three Months Ended              Six Months Ended
                                                                    June 30                        June 30
                                                             2006            2005            2006            2005
                                                       -------------- ---------------- ----------------- --------------
                                                                        (in thousands of Canadian dollars)
Product segment
Lumber
 Revenue .............................................. $     34,673    $      37,687   $      68,176     $    73,432
 Cost of products sold.................................       26,576           26,371          52,687          52,913
 Freight and other selling costs.......................        3,179            3,532           6,628           6,413
 Depreciation and amortization.........................        1,823            1,543           3,988           3,380
 Countervailing and anti-dumping duties................        1,361            2,627           2,906           5,095
                                                       -------------- ---------------- ----------------- --------------
 Operating earnings.................................... $      1,734    $       3,614   $       1,967     $     5,631
                                                       ============== ================ ================= ==============

Pulp
 Revenue .............................................. $     49,461    $      39,360   $      92,530     $    79,299
 Cost of products sold.................................       29,679           24,413          56,902          48,234
 Freight and other selling costs.......................       11,813            9,148          22,155          19,139
 Depreciation and amortization.........................        2,207            1,739           3,961           3,476
                                                       -------------- ---------------- ----------------- --------------
 Operating earnings.................................... $      5,762    $       4,060   $       9,512     $     8,450
                                                       ============== ================ ================= ==============

Corporate and other
 Revenue .............................................. $      1,571    $       1,744   $       3,338     $     3,391
 General and administration............................        2,926            3,300           6,272           6,809
 Depreciation and amortization.........................          474              512             942           1,035
                                                       -------------- ---------------- ----------------- --------------
 Operating loss........................................ $     (1,829)    $     (2,068)   $     (3,876)    $    (4,453)
                                                       ============== ================ ================= ==============

Total
 Revenue .............................................. $     85,705    $      78,791   $     164,044     $   156,122
 Cost of products sold and administration..............       59,181           54,084         115,861         107,956
 Freight and other selling costs.......................       14,992           12,680          28,783          25,552
 Depreciation and amortization.........................        4,504            3,794           8,891           7,891
 Countervailing and anti-dumping duties................        1,361            2,627           2,906           5,095
                                                       -------------- ---------------- ----------------- --------------
 Operating earnings.................................... $      5,667    $       5,606   $       7,603     $     9,628
                                                       ============== ================ ================= ==============

Shipments by business segment

Lumber (millions of board feet)........................         92.9             84.8           178.4           165.5
                                                       ============== ================ ================= ==============

Pulp (thousands of tonnes).............................         85.0             65.1           163.3           134.4
                                                       ============== ================ ================= ==============

                                                                                           June 30,        December 31,
                                                                                             2006             2005
                                                                                       ----------------- --------------
Identifiable assets
   Lumber.............................................................................. $     151,705    $    130,550
   Pulp................................................................................       174,830         136,158
   Corporate and other.................................................................        31,323          60,997
                                                                                       ----------------- --------------
                                                                                        $     357,858    $    327,705
                                                                                       ================= ==============

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                      NOTES TO INTERIM FINANCIAL STATEMENTS

                     FOR THE SIX MONTHS ENDED JUNE 30, 2006

                                   (unaudited)


1.  BASIS OF PRESENTATION

    The accompanying unaudited interim financial statements have been prepared by the Company, following the same accounting policies and methods as those disclosed in the audited financial statements for the year ended December 31, 2005. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in Canada have been omitted. In the opinion of management, all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the balance sheet, results of operations, and cash flows of these interim periods have been included.




2.  INVENTORIES

                                                                                           June 30,        December 31,
                                                                                             2006             2005
                                                                                       ----------------- --------------
      Logs............................................................................. $      28,872    $     11,742
      Pulp.............................................................................        15,249          21,890
      Lumber...........................................................................        12,903          11,362
      Operating and maintenance supplies...............................................        11,429          10,270
                                                                                       ----------------- --------------
                                                                                        $      68,453    $     55,264
                                                                                       ================= ==============

3.  FINANCING EXPENSES

                                                               Three Months Ended              Six Months Ended
                                                                    June 30                        June 30
                                                             2006            2005            2006            2005
                                                       -------------- ---------------- ----------------- --------------

      Interest expense
       Long-term debt.................................. $      4,044    $       4,837    $      8,309    $      9,318
       Other...........................................          347              125             458             337
      Amortization of deferred financing costs.........          169              170             339             340
      Foreign exchange (gain) loss on U.S. dollar cash
       and working capital.............................        1,346             (511)          1,323            (993)
                                                       -------------- ---------------- ----------------- --------------
                                                        $      5,906    $       4,621    $     10,429           9,002
                                                       ============== ================ ================= ==============

4. LONG-TERM DEBT

                                                                                           June 30,        December 31,
                                                                                             2006             2005
                                                                                       ----------------- --------------
      Unsecured senior notes - US $190,000............................................. $     211,185    $    221,312
      Sundance 'C' acquisition loan....................................................        15,561               -
                                                                                       ----------------- --------------
                                                                                        $     226,746    $    221,312
      less: Current portion............................................................           448               -
                                                                                       ----------------- --------------
                                                                                        $     226,298    $    221,312
                                                                                       ================= ==============

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                      NOTES TO INTERIM FINANCIAL STATEMENTS

                     FOR THE SIX MONTHS ENDED JUNE 30, 2006

                                   (unaudited)

5.  OTHER INCOME (EXPENSE)

    Meadow Lake

    In the first quarter of 2005, the Company recorded a $2.1 million provision against the carrying value of its note receivable from Meadow Lake Pulp Limited Partnership ("Meadow Lake"). On December 28, 2005, Meadow Lake was granted protection from its creditors under the Companies Creditors Arrangement Act ("CCAA"). For the year ended December 31, 2005, the Company recorded a provision for loss of $2.2 million against trade accounts receivable related to administrative and marketing services provided to Meadow Lake prior to the CCAA order. In the second quarter of 2006, the Company recorded an additional provision for loss of $1.8 million against the outstanding receivable balance. Included in accounts receivable as at June 30, 2006 is the remaining balance of $0.6 million relating to services provided prior to December 28, 2005. The recoverability of the remaining balance is uncertain and, pending the outcome of the Plan of Arrangement, may vary by a material amount in the near term.


    Sale and Acquisition of Power Purchase Rights

    Effective May 1, 2006, the Company sold its interest in the Battle River Power Syndicate Agreement ("PSA") and as consideration, received an increase in its interest in the Sundance'C' PSA from 41.4 mw to 65.5 mw of the generation capacity. The Company recorded a gain on the sale of the Battle River PSA of $32.7 million and a corresponding increase in the Sundance'C' PSA. Also effective May 1, the Company purchased an additional 14.5 mw of capacity of the Sundance 'C' PSA, bringing its total interest to 80 mw of the generation capacity. Funding for the purchase was provided by a loan for the full amount of the purchase price repayable in monthly instalments of $183,000 from May 1, 2006 to December 31, 2020. Security for the loan consists of a first charge and security interest on the 14.5 mw of additional capacity and all revenues venerated therefrom.


6.  COUNTERVAILING (CVD) AND ANTI-DUMPING (ADD) DUTIES

    On July 1, 2006 the governments of Canada and the United States agreed to the terms of a softwood lumber agreement. The basic terms that have been agreed include:
    1) The U.S. will revoke the CVD and ADD orders on Canadian softwood lumber imports and stop collecting deposits. The current deposit rates are 8.70% for CVD and 2,11% for ADD.
    2) Approximately 80% of the duty deposits previously collected will be returned to Canadian exporters. As of June 30, 2006 the company had paid a total of $32.5 million U.S. dollars in deposits.
    3) Border measures such as export charges and volume restraints will be imposed if the benchmark price of lumber falls below $355 U.S.
    In order to be implemented, the agreement requires parliamentary approval. Until a final agreement is approved, the amount and timing of the deposits to be refunded is uncertain and the impact of border measures to be imposed cannot be assessed.


7.  FINANCIAL INSTRUMENTS

    Foreign Currency Risk

    The Company realizes approximately 75% of its revenue in U.S. dollars. In order to reduce foreign currency risk, the Company issued long-term debt in U.S. dollars and enters into forward exchange contracts. The Company does not hold or issue foreign currency financial contracts for trading purposes. At June 30, 2006, the Company had outstanding forward contracts of $30 million U.S. with an average rate of 1.1597 and expiry dates from July 1, 2006 to March 30, 2007.